

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 6, 2017

James J. McKinney
Senior Vice President and Chief Financial Officer
Kemper Corporation
One East Wacker Drive
Chicago, Illinois 60601

> **Re: Kemper Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed February 13, 2017**
> **Form 10-Q for the Quarterly Period Ended September 30, 2017**
> **Filed October 30, 2017**
> **File No. 001-18298**

Dear Mr. McKinney:

We have limited our review of your filings to the financial statements and related disclosures and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-Q for the Quarterly Period Ended September 30, 2017

Management's Discussion and Analysis of Financial Condition and Results of Operations
Property &Casualty Insurance
Overall, page 39

1.   You attribute the $18.6 million in adverse loss and LAE reserve development for the first nine months of 2017 primarily to preferred personal automobile insurance. In the second paragraph on page 17 you attribute $18.1 million of adverse development in personal automobile insurance "primarily to the emergence of loss patterns that were worse than expected in both the physical damage and liability insurance lines for the 2016 accident year." We note that overall development during the third quarter of 2017 was not

significant and that during your August 2, 2017 conference call discussing your second quarter results, your President of the Property & Casualty Division attributed most of the adverse development in the preferred automobile line to "new information" associated with "older claims that have been...around...for a while" and discussed how "new management might interpret the information differently than what prior management did." Please address the following:

- Tell us the causes for adverse development in your preferred personal automobile insurance line for the first six months of 2017 and for the third quarter of 2017.
- Tell us the changes you made in your claims processing procedures, when these changes were made and your consideration for disclosing these changes especially considering your critical accounting estimates disclosure in the second paragraph on page 58 of your 2016 Form 10-K indicating that changes in business processes are likely to affect development patterns and by extension loss reserve estimates.
- Tell us whether the changes identified in the preceding bullet resulted in any changes in your internal controls over financial reporting that would warrant disclosure under Item 4(b) of Form 10-Q. If not, explain why not.
- Tell us what "new information" was obtained during 2017 and how this information was interpreted differently by "new management" as compared to "prior management." Tell us why this information was not available in prior periods and why your adverse development is not the correction of an error especially considering that you characterized your past processes as being "horrible" during your August 2, 2017 earnings conference call.
- Reconcile for us your statements that adverse development relates primarily to the 2016 accident year versus "older claims."

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Mark Brunhofer at (202) 551-3638 or Lisa Vanjoske at (202) 551-3614 with any questions.

Division of Corporation Finance
Office of Healthcare & Insurance